Filed pursuant to Rule 433

Registration No. 333-231555-01

March 31, 2020

Final Term Sheet

Reopening of 4.20% First Mortgage Bonds due 2048 (the “Notes”)

Secured Medium-Term Notes, Series K

IDAHO POWER COMPANY

Issuer: Idaho Power Company

Trade Date: March 31, 2020

Original Issue Date/Settlement Date: April 3, 2020, which is the third business day following the Trade Date, or “T+3.” Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

Principal Amount: $230,000,000

Original Interest Accrual Date: March 1, 2020

Price to Public: 113.763% of Principal Amount[1]

Purchasers’ Discount: 0.750%

Proceeds to the Company: 113.013%[1]

Interest Rate: 4.20% per annum

Anticipated Ratings:*

Standard & Poor’s Ratings Services: “A-”

Moody’s Investors Service: “A1”

Anticipated Use of Proceeds: To pay at or prior to maturity $100 million of Idaho Power Company’s 3.40% First Mortgage Bonds due November 2020 and to fund a portion of Idaho Power Company’s capital requirements, or for other general corporate purposes.

Interest Payment Dates: March 1 and September 1, commencing September 1, 2020

Redemption: As specified in Pricing Supplement No. 1 dated March 31, 2020

Make-whole Call: Prior to September 1, 2047, the greater of (i) 100% of the principal amount to be redeemed and (ii) an amount to be determined using a discount rate equal to the Treasury Rate plus 20 basis points

Par Call: On or after September 1, 2047, 100% of the principal amount to be redeemed

Maturity Date: March 1, 2048

CUSIP: 45138LBF9

Qualified Reopening: The Notes will form part of Idaho Power Company’s 4.20% First Mortgage Bonds due 2048 and, other than the Original Issue Date, Original Interest Accrual Date and Price to Public, will have the same terms as, with the same CUSIP number as, and will be fungible with, the other first mortgage bonds of this series issued by Idaho Power Company on March 16, 2018. After giving effect to this offering, the aggregate principal amount of the outstanding first mortgage bonds of this series will be $450 million.

Purchasers:

J.P. Morgan Securities LLC ($55,200,000)

Wells Fargo Securities, LLC ($59,800,000)

KeyBanc Capital Markets Inc. ($34,500,000)

MUFG Securities Americas Inc. ($34,500,000)

U.S. Bancorp Investments, Inc. ($34,500,000)

BofA Securities, Inc. ($11,500,000)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension or withdrawal at any time.

[1]

Plus accrued interest from and including March 1, 2020 to, but excluding, April 3, 2020, in the aggregate amount of $858,666.67, and accrued interest, if any, from April 3, 2020, if settlement occurs after that date.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533 or Wells Fargo Securities, LLC, toll free at 1-800-645-3751.